UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

F.N.B. Corporation Progress Savings 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

F.N.B. Corporation

One F.N.B. Boulevard

Hermitage, PA 16148

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

F.N.B. Corporation Progress Savings 401(k) Plan

Years Ended December 31, 2011 and 2010

With Report of Independent Registered Public Accounting Firm

F.N.B. Corporation

Progress Savings 401(k) Plan

Audited Financial Statements

and Supplemental Schedules

Years Ended December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

F.N.B. Corporation Progress Savings 401(k) Plan

Hermitage, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years ended December 31, 2011 and 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4j – Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Crowe Horwath LLP

South Bend, Indiana

June 20, 2012

F.N.B. Corporation

Progress Savings 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Investments, at fair value:
Guaranteed Income Fund	$16,642,826	$15,655,002
Mutual funds	12,913,440	11,562,548
Interest in pooled separate accounts	36,400,007	35,338,968
F.N.B. Corporation common stock	32,525,398	21,754,570

Total investments	98,481,671	84,311,088

Receivables:
Employer contributions	4,157,149	3,649,016
Notes receivable from participants	2,880,285	2,284,445

Total receivables	7,037,434	5,933,461

Total assets and net assets available for benefits	$105,519,105	$90,244,549

See accompanying notes.

F.N.B. Corporation

Progress Savings 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2011	2010
Investment income:
Dividend and interest income	$1,989,221	$1,674,597
Net appreciation in fair value of investments	2,411,516	11,752,500

Total investment income	4,400,737	13,427,097

Contributions:
Participant	7,541,462	6,725,287
Participant rollover	1,526,891	1,374,257
Employer	7,999,837	5,931,561

Total contributions	17,068,190	14,031,105

Other deductions:
Distributions to participants or beneficiaries	6,176,557	4,038,918
Administrative expenses	17,814	16,471

Total other deductions	6,194,371	4,055,389

Net increase	15,274,556	23,402,813

Net assets available for benefits:
Beginning of year	90,244,549	66,841,736

End of year	$105,519,105	$90,244,549

See accompanying notes.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

1. Description of Plan

The following description of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) Plan, covering all non-temporary employees of F.N.B. Corporation (the Corporation), including the following subsidiaries: First National Bank of Pennsylvania; Regency Finance Company; First National Trust Company; First National Investment Services Company, LLC; F.N.B. Investment Advisors, Inc.; F.N.B. Capital Corporation, LLC, First National Insurance Agency, LLC and Bank Capital Services. Non-temporary employees are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

As a result of the Corporation acquiring Community Bank & Trust (CB&T) effective January 1, 2011, employees who were active participants in the defined contribution plan of CB&T were permitted to immediately participate in the Plan. As of December 31, 2011, all of the assets have been distributed from the CB&T defined contribution plan.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

1. Description of Plan (continued)

Contributions

Participating employees may make voluntary pretax contributions to their accounts of up to 50% of their compensation. The Plan also allows participants who have attained age 50 by the end of the plan year to elect to make catch-up contributions in accordance with Code Section 414(v). The Corporation made a matching contribution of 50% of the first 6% of a participant’s salary deferral contribution through December 31, 2010. Effective January 1, 2011, the Corporation made a matching contribution of 100% of the first 4% that the employee deferred. Through December 31, 2010, employees were eligible to participate upon their first day of employment or having attained age 21, whichever was later. Effective January 1, 2011, you no longer had to be age 21 to participate. The Corporation also made an automatic contribution of 2% of a participant’s salary (4% for full-time employees hired on or after January 1, 2008, excluding those hired at First National Insurance Agency) and may make another contribution of up to 2% of a participant’s salary based on the Corporation’s performance. The annual goal necessary for the performance-based contribution was met for both 2010 and 2011 with additional contributions of 0.71% and 1.0% of eligible compensation made for 2011 and 2010, respectively. Effective January 1, 2011, all employees will receive an automatic contribution of 3% at the end of the year. The amount of matching contributions is a discretionary percentage and may be changed at any time. Participants’ savings contributions and employer matching contributions are designated under a qualified deferral arrangement as allowed by Sections 401(k) and 401(m) of the Internal Revenue Code.

The employer’s contributions are used to purchase the Corporation’s common stock. Participants may direct the trustee to invest any or all of the vested portion of the Corporation’s portion into any permitted investment.

Dividends on F.N.B. Corporation Common Stock

Dividends on F.N.B. Corporation common stock are automatically reinvested in the Plan for all participants. However, participants may make a special request to receive a cash distribution of dividend payments on F.N.B. Corporation common stock. Cash dividends paid on F.N.B. Corporation common stock declared after March 1, 2003, are 100% vested regardless of years of service performed.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with their voluntary contribution and the employer’s matching and automatic contributions and an allocation of the Plan’s net earnings as defined by the Plan. The voluntary contribution and employer match is paid semi-monthly at the end of each payroll period. The additional contribution and the discretionary contribution, if any, are paid within 90 days after the end of the plan year.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are 100% vested in the employer’s contributions and actual earnings thereon after three years of service. Effective January 1, 2011, the participants will always be 100% vested in their match contributions; however, the automatic and performance-based vesting will remain at 100% vesting after 3 years. See vesting schedule below:

Vesting Schedule
Years of Service	Percentage
1	0%
2	0%
3	100%

Prior to January 1, 2007, employer contributions and earnings thereon fully vested after five years of service (see vesting schedule below). However, the vesting of employer contributions for participants in the Plan prior to January 1, 2007 shall vest based on the more favorable of the two vesting schedules.

Vesting Schedule
Years of Service	Percentage
1	20%
2	40%
3	60%
4	80%
5	100%

Participants become 100% vested in the event of death or permanent disability.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

1. Description of Plan (continued)

Forfeitures

Upon termination of a participant, the employer’s matching contribution to which the participant is not vested is segregated into a separate account until the participant incurs a five-year break in service upon which time such nonvested amount will be forfeited. Forfeited amounts are used to reduce the Plan’s administrative expenses and to reduce future employer contributions. For the years ended December 31, 2011 and 2010, forfeitures totaled $127,381 and $168,327, respectively. Forfeitures of $120,000 and $163,000 were used to reduce employer contributions for 2011 and 2010, respectively.

Payment of Benefits

Upon termination of service, a participant with a vested account balance of less than $1,000 will receive a lump-sum amount equal to the vested value of his or her account. A participant who terminates service with a vested account balance of greater than $1,000 has two options: he or she may leave his or her account under the Plan or he or she may request a lump-sum distribution of the vested account balance. The Plan also permits distributions in the event of the participant’s permanent disability, death, early retirement (age 55), or attainment of normal retirement age as defined in the Plan.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the participants will become 100% vested in their accounts.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments held by a defined contribution plan are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate. When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions. See Note 5 for a discussion of fair value measurements.

While plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in a fully benefit-responsive contract (Guaranteed Income Fund). No adjustment amounts from fair value to contract value are presented in the statement of net assets available for benefits, as it has been determined that there are no differences.

Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on an accrual basis.

Purchases and sales of securities are recorded on a trade-date basis.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

All administrative expenses of the Plan not absorbed by forfeitures, except for investment fees, are paid by the Corporation. Such expenses have historically been comprised of fees of audit, custody and recordkeeping services and have been immaterial in relation to the Corporation and the Plan.

Contributions

Participant contributions are recorded in the month withheld from participants’ wages. Employer matching contributions are paid and recorded in the same month as participant contributions. Other annual employer contributions are generally made within 90 days following the plan year end.

Distributions to Participants

Distributions to participants are recorded when paid by the trustee.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in certain investments. Investments are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

2. Summary of Significant Accounting Policies (continued)

Adoption of New Accounting Standards

Notes Receivable From Participants

In September 2010, the Financial Accounting Standards Board issued Accounting Standards Update No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, to clarify how loans to participants should be classified and measured by defined contribution benefit plans. This standard requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. These requirements should be applied retrospectively to all periods presented, effective for fiscal years ending after December 15, 2010. Adoption of this standard had no impact on the Plan’s net assets available for benefits or changes therein.

Amendments to Fair Value Measurements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurements, to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards (IFRSs). The amendments explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices. The amendments result in common fair value measurement and disclosure requirements in GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement requirements and others change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. Many of the previous fair value requirements are not changed by this standard. The amendments in this standard are to be applied prospectively and are effective for interim and annual periods beginning after December 15, 2011. Adoption of this standard is not expected to have a material effect on the financial statements of the Plan.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at fair value.

		December 31
Issuer	Description of Investment	2011	2010
F.N.B. Corporation	F.N.B. Corporation common stock*	$32,525,397	$21,754,570
	Investment contract
Prudential Retirement Insurance and Annuity Co.	Guaranteed Income Fund	16,642,826	15,655,002
	Pooled separate accounts
Prudential Retirement Insurance and Annuity Co.	Core Plus Bond/PIMCO	8,231,586	7,338,285
	Dryden S&P 500 Index Fund	6,208,529	5,985,671
	Mid Capital Value/Integrity	—	4,982,545
	Mutual fund investments
American Funds	EuroPacific Growth Fund	6,696,337	5,671,381
American Funds	Growth Fund of America	—	4,621,883

*	Includes nonparticipant-directed investments

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2011	2010
Pooled separate accounts	$(173,768)	$4,322,981
Mutual funds	(1,356,561)	1,332,273
Common stock	3,941,845	6,097,246

	$2,411,516	$11,752,500

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

4. Nonparticipant-Directed Investment

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed F.N.B. Corporation common stock is as follows:

	December 31
	2011	2010
Investments, at fair value:
F.N.B. Corporation common stock	$27,083,572	$17,508,946

	Year Ended December 31
	2011	2010
Beginning balance	$17,508,946	$8,998,129
Changes in net assets:
Employer contributions	7,568,459	4,823,841
Net appreciation (depreciation) in fair value of investments	3,246,121	4,688,071
Dividends	1,072,821	806,648
Distributions to participants or beneficiaries	(1,437,403)	(872,185)
Transfers to participant-directed investments	(874,513)	(935,240)
Administrative expenses	(859)	(318)

Ending balance	$27,083,572	$17,508,946

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

5. Fair Value Measurements

Fair value measurements are determined by prioritizing the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• quoted prices for similar assets or liabilities in active markets;

• quoted prices for identical or similar assets or liabilities in inactive markets;

• inputs other than quoted prices that are observable for the asset or liability;

• inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement. The unobservable inputs reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

5. Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the valuation methodologies used during 2011 and 2010.

F.N.B. Corporation common stock: The common stock of the Corporation is traded on a national exchange and is valued using last trading price on the last business day of the plan year.

Mutual funds: Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end, based upon published market quotations on national exchanges.

Pooled separate accounts: The fair values of the Plan’s interests in pooled separate accounts are based upon the net asset values of the funds as reported by the Plan custodian and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. Each of the pooled separate accounts invests in a single, open-ended mutual fund which is generally identified in the name of the pooled separate account. The investment strategies of these pooled separate accounts are consistent with each of the mutual funds identified in the name of the fund. Each pooled separate account provides for daily redemptions by the Plan with no advance notice requirements, and has redemption prices that are determined by the fund’s net asset value per unit.

Guaranteed income fund: The fair value of the investment contract has been determined to approximate contract value, based upon the lack of contractual maturities, the frequency of the re-setting of contractual interest rates to market rates, the credit quality of the issuer, and the liquidity of the contract (See Note 6). In addition, management has determined that no adjustment from contract values is required for credit quality considerations.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

5. Fair Value Measurements (continued)

The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value as of December 31, 2011:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Pooled separate accounts
Bond mutual fund	$—	$8,231,586	$—	$8,231,586
Mid-cap equity funds	—	6,706,853	—	6,706,853
Small-cap equity funds	—	6,763,357	—	6,763,357
S&P index fund	—	6,208,529	—	6,208,529
Retirement goal income funds (2010 – 2050)	—	5,266,865	—	5,266,865
Large-cap equity funds	—	3,222,817	—	3,222,817
F.N.B. Corporation common stock	32,525,398	—	—	32,525,398
Mutual fund investments
U.S. equity growth funds	10,935,039	—	—	10,935,039
U.S. small- and mid-cap equity index funds	1,329,823	—	—	1,329,823
Other mutual (real estate) funds	648,578	—	—	648,578
Guaranteed Income Fund	—	—	16,642,826	16,642,826

Total investments at fair value	$45,438,838	$36,400,007	$16,642,826	$98,481,671

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

5. Fair Value Measurements (continued)

The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value as of December 31, 2010:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Pooled separate accounts
Bond mutual fund	$—	$7,338,285	$—	$7,338,285
Mid-cap equity funds	—	7,231,953	—	7,231,953
Small-cap equity funds	—	6,863,277	—	6,863,277
S&P index fund	—	5,985,671	—	5,985,671
Retirement goal income funds (2010 – 2050)	—	4,518,413	—	4,518,413
Large-cap equity funds	—	3,401,369	—	3,401,369
F.N.B. Corporation common stock	21,754,570	—	—	21,754,570
Mutual fund investments
U.S. equity growth funds	10,293,264	—	—	10,293,264
U.S. small- and mid-cap equity index funds	843,234	—	—	843,234
Other mutual (real estate) funds	426,050	—	—	426,050
Guaranteed Income Fund	—	—	15,655,002	15,655,002

Total investments at fair value	$33,317,118	$35,338,968	$15,655,002	$84,311,088

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

5. Fair Value Measurements (continued)

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2011 and 2010:

Level 3 Assets Guaranteed Income Fund
Balance at January 1, 2010	$13,480,438
Interest income on investment contract held at end of year	446,681
Purchases	3,878,698
Redemptions	(2,150,815)

Balance at December 31, 2010	15,655,002
Interest income on investment contract held at end of year	448,483
Purchases	3,199,856
Redemptions	(2,660,515)

Balance at December 31, 2011	$16,642,826

6. Group Investment Contract

The Plan holds a direct interest in a fully benefit-responsive investment contract (Guaranteed Income Fund) with Prudential Retirement Insurance & Annuity Company (“Prudential” or “Issuer”). Prudential maintains the contributions in its general account. Prudential’s general account is credited with earnings and is charged for participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the Issuer or otherwise.

The Plan’s investment contract specifies that generally there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time. There are not any events that allow the Issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value paid within 90 days.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

6. Group Investment Contract (continued)

The crediting interest rate of the contract is based on many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula but cannot be less than 1.50%. The interest crediting rate is reset semiannually. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The resulting gain or loss in the fair value of the investment contract relative to its contract value, if any, is reflected in the Statement of Net Assets Available for Benefits as adjustment from fair value to contract value for fully benefit-responsive investment contracts. No adjustment amounts are being reported as management has determined that there are no differences between contract value and fair value of the contract as of December 31, 2011 and 2010.

	2011	2010
Average yields:
Based on interest rate credited to participants (1)	2.90%	3.15%
Based on actual earnings – actual average yield (2)	2.90%	3.15%

(1)	Calculated by dividing the earnings credited to the participants on the last day of the plan year by the end of the plan year Fair Value.
(2)	Calculated by dividing the earnings credited to the Plan on the last day of plan year by the end of plan year Fair Value.

7. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated September 12, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended is qualified and the related trust is tax-exempt. The Plan Sponsor filed for a new determination letter on January 16, 2012.

F.N.B. Corporation

Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011 and 2010

8. Parties-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer and certain others. The First National Trust Company is the trustee for the F.N.B. Corporation common stock. All administrative expenses of the Plan not absorbed by forfeitures are paid by the Corporation. Such expenses have historically been comprised of fees for audit, custody, and recordkeeping services. Administrative expenses paid by the Corporation on behalf of the Plan totaled $24,139 and $23,800 for plan years 2011 and 2010, respectively.

Certain plan investments are interests in a fully benefit-responsive contract (Guaranteed Income Fund) and units of participation in pooled separate accounts managed by Prudential. Prudential is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

One of the investment options in the Plan is F.N.B. Corporation common stock. At December 31, 2011 and 2010, the Plan held an aggregate of 2,875,809 and 2,215,333 shares of F.N.B. Corporation common stock valued at $32,525,398 and $21,754,570, respectively. Dividends received on F.N.B. Corporation common stock were $1,264,499 and $1,002,764 for plan years 2011 and 2010, respectively. Notes receivable from participants are also considered party-in-interest transactions.

9. Subsequent Event

The Plan record-keeper and trustee has been Prudential for the past five years. During May 2012, Prudential was notified of a decision to transfer these responsibilities to T. Rowe Price in the third quarter of 2012, subject to a satisfactory operational conversion plan.

Supplemental Schedules

F.N.B. Corporation

Progress Savings 401(k) Plan

EIN #25-1255406 Plan #002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost		(e) Current Value
*	Prudential Retirement Insurance and Annuity Co.	Investment Contract (Guaranteed Income Fund)	*	*	16,642,826
*	Prudential Retirement Insurance and Annuity Co.	Large Capital Value/LSV AssetManagement	*	*	3,222,817
		Core Plus Bond/PIMCO	*	*	8,231,586
		Mid Capital Growth/Timesquare Fund	*	*	2,164,048
		Mid Capital Value/Integrity	*	*	4,542,805
		Invesco Small Capital Growth	*	*	2,718,299
		Wells Fargo Adv Small Capital	*	*	4,045,058
		Dryden S&P 500 Index Fund	*	*	6,208,529
		Retirement Goal Income Fund	*	*	197,668
		Retirement Goal 2010 Fund	*	*	939,784
		Retirement Goal 2020 Fund	*	*	1,716,254
		Retirement Goal 2030 Fund	*	*	1,409,452
		Retirement Goal 2040 Fund	*	*	829,286
		Retirement Goal 2050 Fund	*	*	174,421

					36,400,007
	Principal Funds, Inc.	Principal Mid Capital S&P 400 Index Fund	*	*	797,815
	Principal Funds, Inc.	Principal Small Capital S&P 600 Index Fund	*	*	532,008
	American Funds	Growth Fund of America	*	*	4,238,702
	American Funds	EuroPacific Growth Fund	*	*	6,696,337
	American Century Investments	Nuveen Real Estate	*	*	648,578

					12,913,440
*	F.N.B. Corporation	Common stock – nonparticipant directed	$33,320,398		27,083,572
		Common stock – participant directed	*	*	5,441,826

					32,525,398
*	Participant Loans	Interest rates ranging from 4.00% to 9.25% maturing through 2016	*	*	2,880,285

					$101,361,956

*	Indicates party in interest to the Plan.
**	Column (d) has not been presented as this information is not applicable for participant-directed investments.

F.N.B. Corporation

Progress Savings 401(k) Plan

EIN #25-1255406 Plan #002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2011

(a) Identity of Party Involved	(b) Description of Assets Including Interest Rate and Maturity in Case of a Loan	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Category (iii) – Series of transactions in excess of 5% of plan assets

FNB Corporation	Common Stock	$10,102,621		$10,102,621	$10,102,621
FNB Corporation	Common Stock		$3,273,639	$3,630,386	$3,273,639	$(356,748)

There were no category (i), (ii), or (iv) reportable transactions during 2011.

Columns (e) and (f) have not been presented as this information is not applicable.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

F.N.B. Corporation Progress Savings 401(k) Plan

Date: June 22, 2012	/s/ Vincent J. Calabrese, Jr.
Vincent J. Calabrese, Jr. Chief Financial Officer